

June 7, 2011

Via Facsimile
Mr. Paul W. Boyd
Chief Financial Officer
Miller Energy Resources, Inc. (formerly Miller Petroleum, Inc.)
3651 Baker Highway
Huntsville, TN 37756

     Re: **Miller Energy Resources, Inc. (formerly Miller Petroleum, Inc.)**
             Form 10-K for Fiscal Year Ended April 30, 2010
             Filed July 28, 2010
             File No. 001-34732

Dear Mr. Boyd:

     We have reviewed your response filed on May 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2010

Note 6. Acquisitions

KTO Acquisition, page F-14

1.   We note your response to our prior comment 3 and your disclosure that Lee Keeling and Associates, Inc. ("LKA") performed the fair value analysis for proved developed reserves and provided you with a PV-10 value in the amount of $252,455, which you recorded. Citing the accounting guidance used, tell us why it is appropriate to record this acquisition at the PV-10 value. We also note the KTO acquisition was a purchase of select assets only. Please provide your analysis and tell us how the KTO acquisition

meets the definition of a business and why your accounting for this asset acquisition as a business combination is appropriate pursuant to ASC 805-10-15-4(b).

2.   We note you accounted for each of your fiscal 2010 acquisitions, including KTO, as business combinations. Please tell us and disclose how you concluded the ETC Acquisition met the definition of a business pursuant to ASC 805-10-20 and ASC-10-55-4 through 55-9.

Alaska Acquisition, page F-15

3.   We note your response to our prior comment six and that you accounted for your Alaska acquisition as a business combination pursuant to ASC Topic 805-20. We also note the following:

- in November 2009, certain assets of Pacific Energy were permitted by the bankruptcy court to be sold in pieces;
- the Pacific Energy administrative and accounting staff had largely been dismantled as of October 2009;
- the Alaska oil and gas wells had ceased production by August 31, 2009 and had not been fully operational for months;
- several of the wells had become inoperable, as the well casings had collapsed and required rework; and
- your Osprey offshore drilling platform ceased production in July 2009, was inoperative, and none of the oil wells supported by the offshore drilling platform could resume production without substantial investment.

Given your description of the assets acquired, tell us how this meets the definition of a business pursuant to ASC 805-10-20 and ASC-10-55-4 through 55-9.

4.   We also note Beecher Carlson, a third party valuation specialist, performed the appraisal of the fixed assets for this acquisition. Tell us and disclose the methodology used by Beecher Carlson to determine the fair value of these assets. Tell us their consideration of the assets non-operational status and the substantial investment required to return the assets to an operable condition in their valuation procedures. Please be specific in your response.

Engineering Comments

Business, page 1

Assignment Oversight Agreement, page 3

5.   As part of your response 10 to our April 14, 2011 letter, you stated that you estimated
        $22.4 million for asset retirement obligations at the Redoubt field. It appears that no
        asset retirement obligations costs were included for this field in your third party reserve
        report. Please direct us to this item(s) or explain its omission.

6.   Your response 10 also stated, "At the date of this filing we are negotiating the terms of
        the agreement and have not yet closed on the transaction [to obtain development
        financing]." In the 12 months since the effective date for your claimed proved
        undeveloped reserves, the annual average WTI oil price has risen to about $85/barrel
        from about $73/barrel with the average March, 2011 price at $103/barrel. Rule 4-
        10(a)(22) of Regulation S-X defines "proved reserves" and includes "the project to
        extract the hydrocarbons must have commenced or the operator must be reasonably
        certain that it will commence the project within a reasonable time." Even with the
        current favorable oil prices, the funding for your PUD reserves' development does not
        appear to have been obtained. Please explain to us the factors that support the
        reasonable certainty of financing for the development of your PUD reserves. Compare
        the projected PUD development expenditure schedule for Cook Inlet presented in your
        third party reserve report with your actual costs incurred and explain any significant
        differences.

Net Reserves at April 30, page 4

7.   Your third party report presents fixed platform proved expenses (page 26) for the
        Redoubt Shoal Field that cease at CYE 2018 even though projected field production
        continues through 2024. Please explain this practice to us.

8.   Your third party report presents projected Redoubt Shoal total proved unit production
        costs as $5.5/BO. Our prior experience with Redoubt Shoal indicates that it is a high
        operating cost area. Please furnish to us the figures for and sources of the components
        of your projected production costs here.

9.   Please furnish to us the authorizations for expenditure that are the basis for development
        costs for the Redoubt 2A, 3A, 4A and 5A PUD locations.

10.   We note the attribution of PUD reserves to the location labeled Northern Step Out 1
        (NSO2) which was omitted from the exhibits that we requested in our prior comments
        11c) and 11d). Please furnish these items to us.

11.   In our prior comment 12, we requested support for your claimed proved natural gas reserves. The document you referred to us is not specific to your situation. Please explain to us whether you have executed gas sales contracts or access to gas spot markets to justify your claim to proved natural gas reserves. If not, please explain the arrangements that allow you to claim natural gas sales beginning in 2010 as presented in your third party report.

Exhibit 99.1

12.   In our prior comment 18, we asked for the third party engineer's technical qualifications to be included in their report. The revised report you furnished appears to omit these qualifications. Please furnish us with a compliant report.

Exhibit 99.2.

13.   In our prior comment 24, we asked that this third party engineering report include a "discussion of primary economic assumptions including average benchmark prices and average adjusted prices used to estimate reserves." The revised report you furnished appears to omit these price figures. Please furnish us with a compliant report.

       You may contact Bob Carroll at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 if you have any questions regarding the engineering comments.

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief